INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

                                    MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period
             Beginning January 1, 2001 and Ending December 31, 2001

                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       Of

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                        (Exact Name of Reporting Company)

                              A Subsidiary Company

           Date of Incorporation August 16, 1993. If not incorporated
                       Date of Organization ______________

         State or Sovereign Power under which Incorporated or Organized
                                State of Delaware

          Location of Principal Executive Offices of Reporting Company
                       5555 Glenridge Connector, Suite 500
                                Atlanta, GA 30342

      Report filed pursuant to File Number 70-8233, dated December 30, 1994

           Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 R. Craig Elder, Vice President, Treasurer & CFO
             5555 Glenridge Connector, Suite 500, Atlanta, GA 30342

       Name of Principal Holding Company under which Reporting Company is
                                   Organized:

                              THE SOUTHERN COMPANY

-------------------------------------------------------------------------------
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS *
-----------------------------------------------

-------------------------------------------------------------------------------
  Description of Schedules and Accounts        Schedule or            Page
                                             Account Number          Number
-------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                       Schedule I              3-4
-------------------------

   COMPANY PROPERTY                             Schedule II             5-6

   ACCUMULATED PROVISIONS FOR DEPRECIATION      Schedule III            7
   AND AMORTIZATION OF COMPANY PROPERTY

   INVESTMENTS                                  Schedule IV             8

   ACCOUNTS RECEIVABLE FROM ASSOCIATE           Schedule V              9
   COMPANIES

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS     Schedule VIII           10

   MISCELLANEOUS DEFERRED DEBITS                Schedule IX             11

   PROPRIETARY  CAPITAL                         Schedule XI             12

   LONG TERM DEBT                               Schedule XII            13

   CURRENT AND ACCRUED LIABILITIES              Schedule XIII           14

   NOTES TO FINANCIAL STATEMENTS                Schedule XIV            15

COMPARATIVE INCOME STATEMENT                    Schedule XV             16
----------------------------

   ANALYSIS OF BILLING-ASSOCIATE COMPANIES      Account 457             17

   ANALYSIS OF BILLING-NONASSOCIATE COMPANIES   Account 458             18

   SCHEDULE OF EXPENSE BY DEPARTMENT OR         Schedule XVII           19-20
   FUNCTION

   DEPARTMENTAL ANALYSIS OF SALARIES            Account 920             21

   OUTSIDE SERVICES EMPLOYED                    Account 923             22

   EMPLOYEE PENSIONS AND BENEFITS               Account 926             23

   GENERAL ADVERTISING EXPENSES                 Account 930.1           24

   MISCELLANEOUS GENERAL EXPENSES               Account 930.2           25

   RENTS                                        Account 931             26

   TAXES OTHER THAN INCOME TAXES                Account 408             27

   DONATIONS                                    Account 426.1           28

   OTHER DEDUCTIONS                             Account 426.5           29

   ORGANIZATION CHART                                                   30


---------------------------------------------------------------------

* Omitted Schedule Numbers not listed and not applicable.


                                                                                                                         3

                            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                            ---------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                    SCHEDULE I - COMPARATIVE BALANCE SHEET
                                    ---------------------------------------
Give balance sheet of the Company as of December 31 of the current and prior year.  (Note:  Amounts are in thousands of dollars.)
---------------------------------------------------------------------------------------------------------------------------------

       ACCOUNT                          ASSETS AND OTHER DEBITS                              AS OF DECEMBER 31
                                                                                          CURRENT                    PRIOR
---------------------------------------------------------------------------------------------------------------------------
                    COMPANY PROPERTY
                    ----------------
101                 Company Property                (Schedule II)                      320,608                   299,931
107                 Construction work in progress   (Schedule II)                       10,174                     4,564
                                                                                     ---------                 ---------
                                       Total Property                                  330,782                   304,495
                                                                                     ---------                 ---------

108                 Less accumulated provision for depreciation and                     92,920                    68,547
                    amortization of company property   (Schedule III)
                                                                                     ---------                  --------

                                    Net Company Property                               237,862                   235,948
                                                                                     ---------                  --------

                    INVESTMENTS
                    -----------

124                 Other Investments    (Schedule IV)                                      70                        83
                                                                                     ---------                  --------
                                      Total Investments                                     70                        83
                                                                                     ---------                  --------

                    CURRENT AND ACCRUED ASSETS
                    --------------------------

131                 Cash                                                                 2,232                       866
136                 Temporary cash investments    (Schedule IV)                          4,590                         0
143                 Accounts Receivable                                                 23,896                    18,569
144                 Accumulated provision for uncollectable accounts                    (3,485)                   (2,001)
146                 Accounts receivable from associate
                    companies                                                            8,079                    10,624
                    (Schedule V)
154                 Materials and supplies                                               3,333                     9,786
165                 Prepayments                                                            825                     1,118
174                 Miscellaneous current and accrued assets
                    (Schedule VIII)                                                     (1,114)                      (71)
                                                                                     ---------                  ---------
                              Total Current and Accrued Assets                          38,356                    38,891
                                                                                     ---------                  ---------
                    DEFERRED DEBITS
                    ---------------

186                 Miscellaneous deferred debits   (Schedule IX)                           27                       983
190                 Accumulated deferred income taxes                                        0                         0

                                                                                     ---------                  ---------

                                    Total Deferred Debits                                   27                       983
                                                                                     ----------                 ---------

                                TOTAL ASSETS AND OTHER DEBITS                          276,315                   275,905
--------------------------------------------------------------------------------------------------------------------------




                                                                                                 4

                                ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                                -------------------------------------


-------------------------------------------------------------------------------------------------------
                                        SCHEDULE I - COMPARATIVE BALANCE SHEET
                                        --------------------------------------



--------------------------------------------------------------------------------------------------------
     ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31

 -------------------------------------------------------------------------------------------------------
                                                                               CURRENT            PRIOR
                                                                           ------------------------------
                    PROPRIETARY CAPITAL
                    -------------------
201                 Common stock issued                   (Schedule XI)              1                 1
211                 Miscellaneous paid-in capital         (Schedule XI)        157,736           157,540
216                 Unappropriated retained earnings      (Schedule XI)        (77,598)          (80,614)
                                                                           -----------       -----------
                                  Total Proprietary Capital                     80,139            76,927
                                                                           -----------       -----------

                    LONG TERM DEBT
                    --------------
223                 Advances from assoc. companies                             122,528           117,984
                    (Schedule XII)
224                 Other long-term debt                  (Schedule XII)           343               366
                                                                           -----------       -----------
                                    Total long-term debt                       122,871           118,350
                                                                           ------------      -----------

                    CURRENT AND ACCRUED LIABILITIES
                    -------------------------------

231                 Notes Payable                                                   23                19
232                 Accounts payable                                            12,013            17,879
234                 Accounts payable to associate companies
                    (Schedule XIII)                                              1,837             3,359
236                 Taxes Payable                                                1,875                 0
237                 Interest accrued                                             3,667             3,008
241                 Tax collections payable                                      1,183             1,104
242                 Miscellaneous current and accrued liabilities
                    (Schedule XIII)                                              4,529             3,465
                                                                           -----------       -----------
                            Total current and accrued liabilities               25,127            28,834
                                                                           -----------       -----------

                    DEFERRED CREDITS
                    ----------------
253                 Other deferred credits                                      24,541            26,652
                                                                           -----------       -----------
                                   Total Deferred Credits                       24,541            26,652
                                                                           -----------       -----------

282                 ACCUMULATED DEFERRED INCOME TAXES                           23,637            25,142
                    ---------------------------------                      -----------         ---------

                        TOTAL LIABILITIES AND PROPRIETARY
                                   CAPITAL                                     276,315           275,905
--------------------------------------------------------------------------------------------------------



                                                                                                                5

                                        ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                                        --------------------------------------

                                                For the Year Ended December 31, 2001
                                                                   -----------------
---------------------------------------------------------------------------------------------------------------------------

                                              SCHEDULE II - COMPANY PROPERTY
                                              ------------------------------

                                                      (In Thousands)
---------------------------------------------------------------------------------------------------------------------------

                                              START OF YEAR                    RETIRED OR   OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE         ADDITION         SOLD                         BALANCE

--------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
----------------

Account
-------

301            ORGANIZATION                                0

303            MISCELLANEOUS
               INTANGIBLE PLANT                       69,274           2,977                                        72,251


304            LAND AND LAND
               RIGHTS            1/                      128              50                                           178


305            STRUCTURES AND
               IMPROVEMENTS      1/                   49,765           2,261          (22)                          52,004


306            LEASEHOLD
               IMPROVEMENTS                            1,395             428           (7)                           1,816

307            EQUIPMENT                             158,745          10,122          (87)             700         169,480

308            OFFICE FURNITURE AND                    2,433              28                                         2,461
               EQUIPMENT

309            AUTOMOBILES, OTHER
               VEHICLES AND
               RELATED GARAGE
               EQUIPMENT                                 73                                                             73

310            AIRCRAFT AND AIRPORT
               EQUIPMENT

311            OTHER COMPANY
               PROPERTY          1/  3/              18,117           4,845         (569)            (48)          22,345


               SUB-TOTAL                            299,930          20,711         (685)             652         320,608

                                              ---------------------------------------------------------------------------
107            CONSTRUCTION WORK
               IN PROGRESS        4/                  4,564           (458)                         6,068          10,174
                                              ---------------------------------------------------------------------------
               TOTAL                                304,494         20,253         (685)            6,720         330,782

-------------- ----------------------------------------------------------------------------------------------------------

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Increase of CIP represents accounting transfer of inventory accounts to CIP accounts and locations



                                                                           6
                              SCHEDULE II CONTINUED

                                 (In Thousands)

2/        SUBACCOUNTS  ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE
           COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT
           ADDITIONS  DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------
                                                                   BALANCE AT
              SUBACCOUNT DESCRIPTION             ADDITIONS      CLOSE OF YEAR
-------------------------------------------------------------------------------

(Filed confidentially pursuant to Rule 104)









-------------------------------------------------------------------------------

3/   DESCRIBE OTHER COMPANY PROPERTY:
     (Filed confidentially pursuant to Rule 104)



4/    DESCRIBE CONSTRUCTION WORK IN PROGRESS:
     (Filed confidentially pursuant to Rule 104)


                                                                                                                   7

                                        ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                                        --------------------------------------

                                                For the Year Ended December 31, 2001
                                                                   -----------------

---------------------------------------------------------------------------------------------------------------------------

                                                                SCHEDULE III
                                                                ------------
                                                ACCUMULATED PROVISION FOR DEPRECIATION AND
                                                        AMORTIZATION OF COMPANY PROPERTY

                                                                (In Thousands)

---------------------------------------------------------------------------------------------------------------------------

                                                 START OF
                                                   YEAR             CHARGED TO                 OTHER           END OF
                DESCRIPTION                      BALANCE             ACCOUNT                   CHANGES          YEAR
                                                                      403          RETIRE-      ADD             BALANCE
                                                                                    MENTS      (DEDUCT)
-------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
----------------

Account
-------
301            ORGANIZATION                                0

303            MISCELLANEOUS INTANGIBLE                1,355           1,757                                         3,112
               PLANT

304            LAND AND LAND RIGHTS


305            STRUCTURES AND IMPROVEMENTS             9,622           2,514           (9)                          12,127

306            LEASEHOLD IMPROVEMENTS                    179             170                           (1)             348

307            EQUIPMENT                              44,633          15,960          (13)            (16)          60,564

308            OFFICE FURNITURE AND FIXTURES             254             163                                           417

309            AUTOMOBILES, OTHER
               VEHICLES  AND
               RELATED GARAGE
               EQUIPMENT                                  89               7                                            96

310            AIRCRAFT AND AIRPORT
               EQUIPMENT

311            OTHER COMPANY
               PROPERTY                                12,415          4,151                         (310)          16,256

                                              ---------------------------------------------------------------------------------
                           TOTAL                      68,547          24,722          (22)           (327)          92,920
--------------------------------------------------------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                               --------------------------------------

                      For the Year Ended December 31, 2001
                                   -----------------------

-------------------------------------------------------------------------------
                           SCHEDULE IV - INVESTMENTS
                                 (In Thousands)
-------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule concerning investments. Under account 124, "Other Investments", state each investment separately, with description, including , the name of issuing company, number of shares or principal amount, etc.
-------------------------------------------------------------------------------
                                          BALANCE AT
                                         BEGINNING OF      BALANCE AT CLOSE
                     DESCRIPTION              YEAR             OF YEAR
-------------------------------------------------------------------------------
ACCOUNT 124   -   OTHER INVESTMENT

EMPLOYEE LOANS                              52                 29


EXECUTIVE COMPENSATION TRUST                31                 41



ACCOUNT 136 - TEMPORARY CASH
       INVESTMENTS                           0              4,590




                TOTAL                       83              4,660
-------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                             --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.

------------------------------------------------------------------------------
                                                 BALANCE AT         BALANCE AT
                       DESCRIPTION               BEGINNING OF        CLOSE OF
                                                    YEAR                YEAR
-------------------------------------------------------------------------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE
FROM ASSOCIATE COMPANIES:

     Alabama Power  Co.                                  51               32

     Georgia Power Co.                                  322              107

     Gulf Power Co.                                       3                3

     Mississippi Power Co.                                4               42

     Southern Company Services                          446              367

     Provision for Income Tax - The Southern Co.      9,798            7,393

     Southern Electric International                      0                0

     Southern                                             0                0

     Southern Company Energy Solutions                    0                0

     Southern Telecom                                     0              135








                                            TOTAL    10,624            8,079

------------------------------------------------------------------------------
                                                                 TOTAL
                                                                PAYMENTS

     ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS                 0

                                                            ------------------

                                       TOTAL PAYMENTS                  0

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                               --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

-------------------------------------------------------------------------------
            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

-------------------------------------------------------------------------------
 INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------
    DESCRIPTION                              BALANCE AT       BALANCE AT CLOSE
                                           BEGINNING OF YEAR        OF YEAR
-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS


COMMISSIONS APPLICATIONS - DEALER               2                  0

INVENTORY RESERVE - SHRINKAGE                 (73)               (75)

INVENTORY RESERVE - OBSOLESCENCE                0             (1,039)















                                TOTAL         (71)            (1,114)
-----------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTION:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

-------------------------------------------------------------------------------
            DESCRIPTION             BALANCE AT
                                   BEGINNING OF          BALANCE AT CLOSE
                                       YEAR                OF YEAR
-------------------------------------------------------------------------------
ACCOUNT 186 - MISCELLANEOUS
DEFERRED DEBITS


    Deposits - Frequencies           983                        22

    Other                              0                         5




















                TOTAL                983                        27
-------------------------------------------------------------------------------

                                                                                                                               12


                                    ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                                   --------------------------------------
                                           For the Year Ended December 31, 2001
                                                              -----------------

-----------------------------------------------------------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------

                                             NUMBER OF
ACCOUNT NUMBER           CLASS OF STOCK       SHARES        PAR OR STATED VALUE    OUTSTANDING CLOSE OF PERIOD
                                            AUTHORIZED         PER SHARE          -------------------------------------------------
                                                                                NO. OF SHARES                TOTAL AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 201     COMMON STOCK ISSUED          1,000                   $1            1,000                            1
---------------------------- ------------------------------------------------------------------------------------------------------
INSTRUCTIONS:    Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
-----------------------------------------------------------------------------------------------------------------------------------
                    D  E  S  C  R  I  P  T  I  O  N                                                            AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT  211                          MISC. PAID IN CAPITAL                                                              157,736


                                                                                                                       ------------
                                                                                                 TOTAL                   157,736
-----------------------------------------------------------------------------------------------------------------------------------
                                                        BALANCE AT     NET INCOME OR      DIVIDENDS PAID     BALANCE AT CLOSE
                   D  E  S  C  R  I  P  T  I  O  N     BEGINNING OF    (LOSS)                                OF YEAR
                                                        YEAR

ACCOUNT 216       UNAPPROPRIATED RETAINED EARNINGS    (80,614)           3,016                                         (77,598)

                               Prior Period Adjustment
                                                      ------------------------- ---------------------------------------------------
                               TOTAL                  (80,614)           3,016                                         (77,598)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                               13



                                  ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                                   --------------------------------------

                                           For the Year Ended December 31, 2001
                                                              -----------------

-----------------------------------------------------------------------------------------------------------------------------------
                          SCHEDULE XII - LONG-TERM DEBT

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
 INSTRUCTIONS:   Advances from parent and associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
-----------------------------------------------------------------------------------------------------------------------------------
                                    TERMS OF OBLIG   DATE OF   INTEREST  AMOUNT      BALANCE AT                            BALANCE
 NAME  OF  CREDITOR                 CLASS & SERIES   MATURITY    RATE   AUTHORIZED   BEGINNING    ADDITIONS  DEDUCTIONS    AT CLOSE
                                    OF OBLIGATION                                     OF YEAR                              OF YEAR
----------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 233 -  ADVANCES FROM PARENT:
                - Southern Company *                Renewable    2.49%               117,984      14,804       10,260      122,528






ACCOUNT 224.6 - OTHER LONG
                TERM DEBT
               - W. Harold Tate   Promissory Note   08/05/2009   7.00%                  366                        23          343






                               ----------------------------------------------------------------------------------------------------
                TOTAL                                                               118,350       14,804       10,283      122,871
-----------------------------------------------------------------------------------------------------------------------------------


* Variable interest rate

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                             --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

-------------------------------------------------------------------------------
                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)
-------------------------------------------------------------------------------
INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------- ----------------------------------------------------
          DESCRIPTION                          BALANCE AT      BALANCE AT
                                                BEGINNING       CLOSE OF
                                                OF YEAR           YEAR
-------------------------------------------------------------------------------


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES :

      ALABAMA POWER COMPANY                        434                453

      GEORGIA POWER COMPANY                        338                137

      GULF POWER COMPANY                            28                 94

      MISSISSIPPI POWER  COMPANY                    28                 27

      SOUTHERN COMPANY SERVICES                  2,519              1,118

      SAVANNAH ELECTRIC                             12                  8

      SOUTHERN ENERGY SOLUTIONS                      0                  0




                                              --------            -------
                             TOTAL               3,359              1,837
-------------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES:

       Accrued Bonuses                           2,340              3,354
       Accrued Vacation                          1,072              1,139
       Promotional Credit Obligations                7                  6
       Advance Payments                             28                 27
       Miscellaneous                                18                  3


                                              --------            --------
                             TOTAL               3,465              4,529
------------------------------------------------------------------------------

                                                                        15(a)

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                  Schedule XIV - Financial Statement Footnotes
                  --------------------------------------------

                           December 31, 2001 and 2000
                           --------------------------



1.       Organization and nature of business
         -----------------------------------

         Southern Communications Services, Inc. (d.b.a. Southern LINC) (the "Company") was incorporated under the laws of the state of Delaware on August 16, 1993. Southern Company ("Southern") is the lone stockholder of the Company and is registered as a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Both Southern and the Company are subject to the regulatory provisions of the PUHCA.

         The Company operates an enhanced specialized mobile radio ("ESMR") communications system in a contiguous territory covering most of Alabama and Georgia and portions of northern Florida and southern Mississippi. The communications services provided include dispatch, short messaging, packet data, and interconnect services. These services are offered to other subsidiaries of Southern and to commercial, governmental, and individual customers. (Certain information filed confidentially pursuant to Rule 104.)

 2.      Summary of significant accounting policies
         ------------------------------------------

         Use of Estimates
         The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         Source of Supplies
         The Company relies on local and long-distance telephone companies to provide certain communications services. Although management believes that alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

         The Company acquires its inventory (consisting of radios and accessories) and equipment, which are important components of its operations, almost entirely from one source. Although there are a limited number of manufacturers of this type of equipment, management believes that other suppliers could provide similar equipment on comparable terms. If the current supplier is unable to meet the Company's needs as it builds out its network infrastructure and sells services and equipment, then delays and increased costs in the expansion of the Company's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

         Cash and Cash Equivalents
         For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Credit Risk
         The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for access to the network and the ability to terminate access on delinquent accounts. The concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates fair value.

         Radios and Accessories
         The Company maintains radios and accessories for resale of radio handsets and accessory parts (e.g., antennae, batteries, cable, etc.). Radios and accessories are stated at the lower of average original cost or market.

         Property and Equipment
         Property and equipment are recorded at cost and include certain capitalized overhead costs (primarily engineering). The Company records depreciation using the straight-line method over the estimated useful lives of the assets, which are 20 years for buildings and towers, 3 to 15 years for equipment, and 5 to 15 years for furniture and fixtures. When property is retired, the cost of the property and the related accumulated depreciation are removed from the balance sheets and any gain or loss on the transaction is included in income. Gains related to the sale of assets (Note 3) for the year ended December 31, 2000 are presented separately in the accompanying statements of operations. There were no sales of assets during the year ended 2001.

         Construction in Progress
         Expenditures to construct the Company's ESMR system are recorded as construction in progress until the assets are placed in service, at which time they are recorded to the appropriate property and equipment accounts and depreciation begins.

         FCC Licenses
         Licenses, which consist of costs incurred to acquire ESMR licenses, are stated at cost, less accumulated amortization, and are being amortized using the straight-line method over 40 years.

         Long-Lived Assets
         The Company periodically reviews the values assigned to long-lived assets, including property and intangibles, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

         Income Taxes
         The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards (SFAS") No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

         Revenue Recognition
         The Company earns revenues by providing ESMR services as well as from the sales of radios and accessories. Service revenues consist of the base monthly service fees and airtime revenue. Base monthly service fees are billed one month in advance but are recognized when earned. Monthly service fees billed in advance but not yet earned are recorded in the accompanying balance sheets as advance billings. Airtime revenues are recognized when service is provided. Equipment revenues are recognized upon the shipment of the equipment to the customer. Other revenues consist of activation charges and are recognized when earned.

         Advertising Costs
         The Company expenses all advertising costs as incurred.

         New Accounting Pronouncements
         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combination consummated after June 30, 2001 to be accounted for using the purchase method of accounting. It also requires that intangible assets be recognized apart from goodwill if the intangible assets arise from contractual of legal rights or if they are transferable or otherwise separable from the acquired business. SFAS No. 142 addresses financial accounting and reporting from goodwill and other intangible assets. Under the new statements, amortization of goodwill and indefinite lived intangible assets ceases, and instead, companies will be required to apply a fair market value based impairment test to these assets at least annually.

                                                                        15(b)


         In connection with its implementation of SFAS No. 142, the Company is currently assessing whether FCC licenses qualify as indefinite lived intangible assets under the provisions of SFAS No. 142. While there are some indications that treating licenses as indefinite lived assets may be appropriate, a number of related issues are unresolved including how testing for impairment would be conducted. If the Company determines that the licenses qualify for treatment as indefinite lived assets, it would cease amortization of the licenses on a prospective basis beginning January 1, 2002. During 2001, the Company recorded approximately $1.8 million of amortization expense related to FCC licenses.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for the Company effective January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. The Company does not expect its adoption to have a material impact on the results of its operations or financial position.


 3.     (Certain information filed confidentially pursuant to Rule 104.)

                                                                        15(c)
 4.      Long-term obligations
         ---------------------
         On November 29, 1996, the Company entered into a promissory note with its parent, Southern. Under the terms of the note, Southern will advance amounts to the Company from time to time under a revolving credit arrangement, and the note is due on demand. The note, which is unsecured and prepayable at any time without penalty, bears interest at a variable rate, which was 2.49% and 5.94% at December 31, 2001 and 2000, respectively. The total amount of principal and accrued interest outstanding under this note was approximately $122,528,000 and $117,984,000 at December 31, 2001 and 2000, respectively.

         (Certain information filed confidentially pursuant to Rule 104.)


 5.      Employee benefit plans
         ----------------------
         The Company has a defined benefit, trusteed, noncontributory pension plan that covers substantially all regular employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat dollar benefit. The Company funds the pension trust to the extent deductible under federal income tax regulations or to the extent required as determined by its actuary. The Company also provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. The cost of these benefits is not funded. The measurement date for the Company's plans is September 30 for each year.

                                                                        15(d)

         The following tables show actuarial results and assumptions for pension and other postretirement benefits as follows (in thousands) as of December 31, 2001 and 2000:


                                                                       Pension Benefits         Other Benefits
                                                                    --------------------       ------------------
                                                                       2001        2000        2001        2000
                                                                    ----------    ------      -------    -------
        Benefit obligation at December 31                             $11,157      $7,575     $ 1,870     $ 1,355
        Fair value of plan assets at December 31                       10,245       9,860           0           0
        Funded status                                                 $  (912)     $2,285     $(1,870)    $(1,355)
                                                                      =======      ======     =======     =======
        Accrued liability recognized in the balance sheets            $ 1,461      $  699     $ 1,200     $   930
                                                                      =======      ======     =======     =======


        The weighted average rates assumed in the actuarial calculations for both the pension and other postretirement benefits were as follows as of December 31, 2001 and 2000:


                                                                                2001     2000
                                                                                -----    -----

                    Discount                                                    7.5%     7.5%
                    Annual salary increase                                      5.0      5.0
                    Long-term return on plan assets                             8.5      8.5

         An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 9.25% for 2001, decreasing gradually to
         5.25% through the year 2010, and remaining at that level thereafter.


         Certain changes in the projected benefit obligations were as follows (in thousands) as of December 31, 2001 and 2000:

                                                                     Pension             Other
                                                                      Benefits          Benefits
                                                                  --------------     --------------
                                                                   2001     2000      2001     2000
                                                                  ------   -----     ------   -----

                    Net periodic benefit cost                      $413     $382      $270     $175
                    Benefits paid                                    82       82         0        0


    6.   Commitments and contingencies
         -----------------------------

         Leases
         The Company leases office space and cell sites under long-term operating leases. The majority of these leases contain renewal provisions that are generally expected to be exercised or replaced by other leases. Rental expense for the years ended December 31, 2001 and 2000 totaled approximately $8,945,000 and $7,880,000, respectively, and is included in selling, general, and administrative and system operations and maintenance in the accompanying statements of operations.

         Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 are as follows (in thousands):

                             2002                             $10,537
                             2003                              10,609
                             2004                              10,291
                             2005                               8,840
                             2006                               5,014
                             Thereafter                         7,850
                                           Total              $53,141

         Legal Proceedings
         The Company is subject to legal proceedings and claims that arise in the ordinary course of business. There are no pending legal matters to which the Company is a party that management believes will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.


 7.      Transactions with affiliates
         ----------------------------
         Certain specialized services are performed by Southern Company Services, Inc., an affiliate. Services provided to the Company include telecommunications services and support in major functional areas, such as engineering, benefits, cash management, legal, risk management, accounting, payroll, and taxes. These services are provided at cost and totaled approximately $21,942,000 and $26,944,000 in 2001 and 2000, respectively. Costs attributable to support functions are included in selling, general, and administrative and system operations and maintenance in the accompanying statements of operations.

         The Company purchases power and leases office space and towers from affiliated companies. The costs of these services in 2001 and 2000 were approximately $3,143,000 and $2,875,000, respectively, and are included in selling, general, and administrative expenses in the accompanying statements of operations.

        (Certain information filed confidentially pursuant to Rule 104.)

         At December 31, 2001 and 2000, the Company had net payables of approximately $1,207,000 and $2,472,000, respectively, to its affiliates for amounts due under the agreements discussed above.


 8.      Income taxes
         ------------
         The Company files its federal income tax return and state income tax returns for Mississippi and Alabama on a consolidated basis with Southern. Under the joint consolidated income tax agreement, the Company computes its current and deferred income tax benefit (expense) on a stand-alone basis.

         The income tax (expense) benefit reflected in the accompanying financial statements consists of the following for the years ended December 31, 2001 and 2000 (in thousands):

                                                             2001       2000
                                                           -------     ------

           Current income taxes                             $(1,895)    $6,278
           Deferred income taxes                               (356)    (4,296)
           Reversal of valuation allowance                        0      3,071
                     Total income tax (expense) benefit     $(2,251)    $5,053
                                                            =======     ======

         At December 31, 2001 and 2000, the Company had payables to Southern of approximately $1,875,000 and $1,247,000, respectively, under the terms of the consolidated income tax agreement. These amounts are included in net payables to affiliates in the accompanying balance sheets.

         Deferred tax liabilities (assets) are comprised of the following at December 31, 2001 and 2000 (in thousands):

                                                                      2001         2000
                                                                    --------      -------

        Property, primarily accelerated depreciation                 $43,441      $43,617
        Other                                                            206          124
                                                                     -------      -------
                      Gross deferred tax liabilities                  43,647       43,741
                                                                     -------      --------
        State loss carryforwards                                      (5,743)      (8,076)
        Capitalized interest                                            (823)        (823)
        Capitalized costs                                               (482)        (482)
        Pension and postretirement benefits                           (1,541)        (732)
        Employee compensation                                           (623)        (447)
        Revenue recognition                                           (1,256)      (1,388)
        Deferred gain on sale of assets                              (11,040)     (12,234)
        Other                                                         (4,245)      (2,021)
                                                                     -------      -------
                      Gross deferred tax assets                      (25,753)     (26,203)
                                                                     -------      -------
        Net deferred tax liability                                    17,894       17,538
        Less portion included in current assets                       (5,831)      (3,443)
                                                                     -------      -------
        Net long-term deferred tax liability                         $23,725      $20,981
                                                                     =======      =======

         A reconciliation of the statutory federal income tax rate to the Company's effective rate is as follows at December 31, 2001:


                                                                                         2001        2000
                                                                                       -------      ------
           Income tax benefit at statutory rate                                         35.0%        35.0%
           State income taxes, net of federal benefit                                    5.4          3.4
           Other                                                                         2.3          1.8
           Reversal of valuation allowance                                               0.0         62.5
                         Total income tax benefit                                       42.7%       102.7%
                                                                                        ====        =====

         The Company files stand-alone state income tax returns for Florida and Georgia. The Company has operating loss carryforwards available to reduce future state taxable income of approximately $161 million at December 31, 2001, of which $27 million expires in 2010, $53 million expires in 2011, $58 million expires in 2012, $1 million expires in 2013, $1 million expires in 2018, $17 million expires in 2019, $2 million expires in 2020, and $2 million expires in 2021.




                                                                                                 16

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                          -----------------


-----------------------------------------------------------------------------------------------------
                                   SCHEDULE XV

                               STATEMENT OF INCOME

                                 (In Thousands)

------------------------------------------------------------------------------------------------------

     ACCOUNT        DESCRIPTION                                             PRIOR           CURRENT
                                                                             YEAR             YEAR
------------------------------------------------------------------------------------------------------
                    INCOME
                    ------
      45X           Services and equipment                                   145,893          158,348
      421           Miscellaneous income or loss                                (936)            (122)
                                                                            --------         --------
                                       Total Income                          144,957          158,226
------------------------------------------------------------------------------------------------------

                    EXPENSES
                    --------
      920           Salaries and wages                                        24,662           24,090
      921*          Office supplies and expenses                              19,993           24,749
      923           Outside services employed                                 46,596           43,140
      924           Property insurance                                            61               52
      925           Injuries and damages                                         103               94
      926           Employee pensions and benefits                             3,188            3,408
      930.1         General advertising expense                                7,979            5,875
      930.2         Miscellaneous general expenses                             1,942            1,247
      930.5         Bad Debt Expense                                           4,300            3,565
      931           Rents                                                      7,880            8,945
      932           Maintenance of structures and equipment                    2,939            3,595
      403           Depreciation and amortization expense                     20,950           24,649
      408           Taxes other than income taxes                              3,698            3,610
      409           Income taxes                                             (8,257)            (844)
      411           Provision for deferred income taxes - credit               3,204            3,096
      426.1         Donations                                                      7                3
      426.5         Other deductions                                              50               42
      430           Interest on Southern loan                                  4,706            4,964
      431           Other interest expense                                       818              931



                                                                            --------         --------
                                       Total Expense                         144,819          155,210
                                                                            --------         --------

                                   Net Income or (Loss)                          138            3,016
--------------------------------------------------------------------------------------------------------

INSTRUCTION:   Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES
-------------------------------------

Southern Communications Services, Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general  engineering, design engineering, accounting and statistical,  rates, budgeting, business promotion and public relations, systems and procedures, training, administrative,  and financial services.
In addition to these services,  certain facilities of the system companies are made available to the Company and its customers.


*Office Supplies and Expenses
-----------------------------
Includes cost of radios and accessories sold.

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------

-------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)

-------------------------------------------------------------------------------
                                                                 TOTAL
NAME OF ASSOCIATE COMPANY                                       AMOUNT
                                                                BILLED
-------------------------------------------------------------------------------
(Filed confidentially pursuant to Rule 104.)



                                          TOTAL
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                         ------------------

-------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                             NON-ASSOCIATE COMPANIES
                                   ACCOUNT 458

                                 (In Thousands)

-------------------------------------------------------------------------------
            DESCRIPTION           TOTAL COST       EXCESS OR    TOTAL AMOUNT
                                                   DEFICIENCY      BILLED
-------------------------------------------------------------------------------
(Filed confidentially pursuant to Rule 104.)


-------------------------------------------------------------------------------


                                                                                                     19

                                        ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                                          ----------------------------------
                                                     For the Year Ended December 31, 2001
                                                                       -----------------
---------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                        BY DEPARTMENT OR SERVICE FUNCTION

                                 (In Thousands)

---------------------------------------------------------------------------------------------------------------
      D E S C R I P T I O N   O F    I T E M S         TOTAL    OVERHEAD    DEPARTMENT  OR  SERVICE  FUNCTION
                                                      AMOUNT                 ----------------------------------
      920        SALARIES AND WAGES                    N/A
      921        OFFICE SUPPLIES AND EXPENSES
      922        ADMIN EXP TRANSFERRED - CREDIT
      923        OUTSIDE SERVICES EMPLOYED
      924        PROPERTY INSURANCE
      925        INJURIES AND DAMAGES
      926        EMPLOYEE PENSIONS AND BENEFITS
      928        DISPOSITION OF INTELLECTUAL PROP.
     930.1       GENERAL ADVERTISING EXPENSE
     930.2       MISCELLANEOUS GENERAL EXPENSE
      931        RENTS
      932        MAINTENANCE OF STRUCTURES & EQUIP
      403        DEPRECIATION & AMORTIZATION EXP
      408        TAXES OTHER THAN INCOME TAXES
      409        INCOME TAXES
      410        PROVISION FOR DEFERRED INCOME TAX
      411        PROV  DEFERRED INCOME TAX - CREDIT
     411.5       INVESTMENT TAX CREDIT
     426.1       DONATIONS
     426.5       OTHER DEDUCTIONS
      427        INTEREST ON LONG TERM DEBT
      430        INTEREST ON DEBT TO ASSOCIATE CO.
      431        OTHER INTEREST EXPENSE
                                                          ----------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.
(See instruction 01-3 Gen'l Structure of Acc'ting Structure
System: Uniform System Account.)    TOTAL EXPENSES
--------------------------------------------------------------------------------------------------------------------------------

o Refer to expenses on Schedule XV. Detailed information for SEC Accounts N/A since all costs are billed at market.

            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC..
                            ---------------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                                  SCHEDULE XVII
                        SCHEDULES OF EXPENSE DISTRIBUTION
                                       BY
                             DEPARTMENT OR FUNCTION
-------------------------------------------------------------------------------
 ACCOUNT NUMBER          D E P A R T M E N T    OR   FUNCTION
-------------------------------------------------------------------------------
     920          Not  Applicable
     921
     922
     923
     924
     925
     926
     928
    930.1
    930.2
     931
     932
     403
     408
     409
     410
     411
    411.5
    426.1
    426.5
     427
     430
     431
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------

------------------------------------------------------------------------------

                       DEPARTMENTAL ANALYSIS OF SALARIES *

                                   ACCOUNT 920



-------------------------------------------------------------------------------
NAME OF DEPARTMENT OR SERVICE FUNCTION             SALARY          NUMBER
                                                  EXPENSE         PERSONNEL
-------------------------------------------------------------------------------
Indicate each department or service function.      TOTAL
                                                   AMOUNT            END OF
                                               (in thousands)         YEAR
-------------------------------------------------------------------------------

         Customer Service                         4,157                 115

         Marketing                                1,291                  18

         Sales                                   10,396                 157

         Engineering                              3,348                  76

         VP - Finance                             2,804                  50

         Information Technology                   1,400                  34

         Executive                                  372                   2

         Legal                                      322                   3


















* Salaries were not billed out per se as all billings to associates and non-associates were at market.






                                                ------------         --------
                              TOTAL              24,090                 455
------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------

-------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923*
                                 (In Thousands)

-------------------------------------------------------------------------------
 INSTRUCTIONS: Provided below is a break down of outside services employed.
----------------------- -------------------------------------------------------
Legal  Fees                                                        1,967
Account & Audit Fees                                                  85
Outside Services - Alabama Power                                     108
Outside Services - Georgia Power                                      15
Outside Services - Gulf Power                                         43
SCS Field Services                                                   634
SCS Admin                                                          2,484
SCS Air Travel                                                       140
SCS Other                                                            568
SCS IR Products & Svcs                                             3,400
Inventory Carrying Cost                                              212
Special Projects                                                      66
Competitive Comm Svcs                                                  5
Other Outside Companies                                                4
Meetings                                                              10
Annual Sales Meeting                                                  75
Temp Office Svc                                                      441
Consulting Svc                                                       314
Commissions                                                        9,415
Billings Services                                                  4,338
Billing Services - Postage                                           431
Billing Services - New Rate Plan                                      10
Utility Cost                                                       1,582
Website - Marketing                                                   76
Product Development Support                                           28
Cleaning/Janitorial Services                                          41
Recruiting                                                             7
Collection Agency Fees                                                14
Market Research                                                      229
Voicemail Technical Support                                           10
Debit Card Program                                                    28
Tower Leasing Application Mnt                                          0
Security Service                                                      56
Other External Comp                                                    4
Billing Services - Enhancements                                        5
Informance                                                           144
Equipment Maintenance Program                                         16
Outside Services - Mississippi Power                                   5
Inventory Handling Costs                                             120
Other                                                             16,010

                                                                 --------
TOTAL                                                             43,140
-------------------------------------------------------------------------

*Account 923 details are voluminous and are available for review at: 5555 Glenridge Connector, Suite 500, Atlanta, GA.

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                          -----------------

------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------------
             DESCRIPTION                                    AMOUNT

Supplemental ESP                                              38

Pension Expense                                              590

Post Retirement Medical & Life                               270

Performance Sharing Plan                                    (49)

Supplemental Executive Retirement Plan                        63

Performance Dividend Plan                                    406

Long-term Incentive Plan                                      22

Employee Group Insurance/Company Contribution              1,226

Employee Savings Plan/Company Contribution                   619

ESOP Co Contribution                                          62

Accrued Vacation                                             144

Employee Health/Physical Exam                                  5

Budgeted Direct Overheads                                      0

Financial Planning Program                                     3

Deferred Compensation Fringe/Benefit                           9














                                                         -------
                                      TOTAL                3,408
-------------------------------------------------------------------------------

                                                                      24
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                               --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

------------------------------------------------------------------------------

                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*
                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 930.1 "General Advertising Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
DESCRIPTION                                                          AMOUNT

-------------------------------------------------------------------------------
93010000          Advertising                                        3,943

93011000          Newspaper Advertising                                  5

93011100          Trade Shows                                           20

93011200          Brochures                                            214

93011300          Newsletters/Bulletins                                 83

93011400          Sales Incentives-Promotions                            0

93011500          Co-Op Credits                                         87

93012000          Yellow Pages                                         439

93013000          Production Costs                                     384

93017000          Agency Fees                                          300

93018000          Public Relations                                     142

93018100          Promotions                                            69

93018200          Proofs                                                 0

93018500          Telemarketing                                          0

93018600          Customer Communications-Existing                     173

93019000          Direct Mail                                           16




*Account 930.1 details are voluminous and are available for review at:
    5555 Glenridge Connector, Suite 500, Atlanta, GA.








                                                                     ------
TOTAL                                                                5,875
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------


------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

                                 (In Thousands)

------------------------------------------------------------------------------
 INSTRUCTIONS:  Provide a listing of the amount in Account 930.2,
                "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
                Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441(b) (2) shall be separately classified.

-------------------------------------------------------------------------------
                     DESCRIPTION                             AMOUNT
-------------------------------------------------------------------------------

         Dues and Memberships                                        52

         Training and Seminars                                      302

         Marketing Promotion Expenses                                17

         Sales Incentive Trip Expenses                            (121)

         Business Licenses                                            0

         Storage and Moving                                          91

         Miscellaneous                                              294

         Awards                                                      36

         Sales Tax Discounts                                        (8)

         Regulatory Fees                                             42

         Credit Card Processing Fees                                190

         Removal of Capital Property                                 59

         Non-recoverable E911 Fees                                  293









                                                               ---------
                                    TOTAL                         1,247
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------


-----------------------------------------------------------------------------
                                RENTS

                             ACCOUNT 931

                           (In Thousands)

------------------------------------------------------------------------------
 INSTRUCTIONS:    Provide a listing of the amount included in Account  931,
                 "Rents,"  classifying such expenses by major groupings of
                  property, as defined in the account definition of the Uniform System of Accounts.

------------------------------------------------------------------------------
                          TYPE OF PROPERTY                    AMOUNT
------------------------------------------------------------------------------

Office                                                          3,319

Warehouse                                                           0

Tower and Land                                                  4,660

Vehicles                                                          374

Personal Computers                                                  0

Miscellaneous                                                     126

HP Lease Payments                                                 460

Pager Rentals                                                       6






























                                                           -----
                                         TOTAL             8,945
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

-------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

                                 (In Thousands)

-------------------------------------------------------------------------------
INSTRUCTIONS:    Provide an analysis of Account 408, "Taxes Other Than Income
                 Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
                        K I N D    O F      T A X                       AMOUNT
-------------------------------------------------------------------------------

Other than U.S. Government:
         State Unemployment                                              14
         Real Estate and Personal Property                            1,666
         Other State and Local Taxes and Licenses                       121
         Franchise Taxes                                                100
         Other                                                          (6)






                                                                    --------
                                          Subtotal                    1,895
                                                                    --------

U. S. Government:
         FICA - Employers Portion                                     1,696
         FUTA                                                            28
         FCC                                                              -
         Other                                                           (9)
                                                                    ---------
                                          Subtotal                    1,715
                                                                    ---------




























                                                                    ----------
                                             TOTAL                    3,610
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------

------------------------------------------------------------------------------
                                   DONATIONS

                                  ACCOUNT 426.1

                                 (In Thousands)

------------------------------------------------------------------------------
 INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.
-------------------------------------------------------------------------------

NAME OF RECIPIENT                PURPOSE  OF DONATION                   AMOUNT
--------------------------------------------- ---------------------------------

25 Various Contributions         General Fund                              3






























                                                                     ---------
                                                      TOTAL                3
-------------------------------------------------------------------------------

                  ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                   --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                                OTHER DEDUCTIONS
                                  Account 426.5

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                     DESCRIPTION                NAME OF               AMOUNT
                                                PAYEE
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LOBBYING                                 MO THRASH                        42








































                                                                      -------
                                            TOTAL                         42
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

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                               --------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------


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                               ORGANIZATION CHART

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

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------


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                                SIGNATURE CLAUSE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22132, and order number 70-8233, dated December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                              SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------
                                    (Name of Reporting Company)


                            By:    /s/R. Craig Elder
                                  (Signature of Signing Officer)


                         R. Craig Elder, CFO, Vice President and Treasurer
                         -------------------------------------------------
                            (Printed Name and Title of Signing Officer)